1801 California Street, Suite 5200 Denver, Colorado 80202

November 20, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds

(File Nos. 033-02659; 811-04556)

Post-Effective Amendment 288 (Accession Number: 0001193125-20-212974)

Transamerica Series Trust

(File Nos. 033-00507; 811-04419)

Post-Effective Amendment 161 (Accession Number: 0001193125-20-213008)

Dear Mr. Cowan:

On behalf of Transamerica Funds and Transamerica Series Trust (each, a “Registrant”; together, the “Registrants”), we are filing this letter to respond in writing to the Staff’s comments on the above-referenced post-effective amendment filings by each of the Registrants as filed on Form N-1A (the “Amendments”) with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on August 7, 2020. The purpose of the Amendments was to update certain disclosures in connection with a proposed sub-adviser change and related principal investment strategy, principal risk, name and certain other changes for Transamerica Dividend Focused, a series of Transamerica Funds, and Transamerica Barrow Hanley Dividend Focused VP, a series of Transamerica Series Trust (each, a “Fund” and together, the “Funds”). The Staff’s comments were conveyed to the Registrants on September 21, 2020. The Registrants delayed the effective date of the Amendments by a Form 485BXT filing prior to the Funds’ Rule 485(b) filings which the Registrants plan to file on November 30, 2020 with an effective date of December 1, 2020.

Below are the Staff’s comments on the Amendments and the Registrants’ responses thereto.

Prospectus Comments:

1.

Please update the name changes of the Funds on the Edgar database and supplementally explain why Class I2 and Class T2 shares of Dividend Focused are listed in the Edgar database, but not included in the filing. In addition, please confirm that a 60 day notice period was provided to shareholders of the Funds regarding the name changes.

Response: The Registrants will update the Edgar database as applicable to reflect the new name for each Fund. Transamerica Funds notes that Class I2 and Class T2 of Transamerica Dividend Focused are each offered in stand-alone prospectuses and those prospectuses were included in the Registrant’s Rule 485(a) filing. The Registrants also note that a supplement to each Fund’s registration statement was filed with the SEC on August 7, 2020, which described the proposed sub-adviser and related changes, including the change in each Fund’s name.

2.	Fees and Expenses: Please provide the completed Expense Example for each Fund in the comment response letter at least five days prior to the Registrants’ Rule 485(b) filing.

Response: The completed Expense Examples are attached hereto as Appendix A.

3.

Fees and Expenses – Annual Fund Operating Expenses: Please explain the reason for including a footnote to the “Other expenses” line item in the fee table noting expenses are based on estimates for the current fiscal year for Class R1 shares.

Response: Transamerica Funds notes that while Class R1 is a registered class for Transamerica Dividend Focused, this share class has not been offered and has no operating results. For this reason, the Registrant believes that it is appropriate to estimate the “Other expenses” for Class R1.

4.

Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the contractual fee waiver can only be reflected in the table if the duration of the waiver is at least one year from the effective date of the registration statement.

Response: The Registrants have made changes in response to the Staff’s comment.

5.

Principal Investment Strategies: The Staff notes that, if the Funds are rebranding their existing strategies as “sustainable,” please supplementally explain the changes to the Funds’ existing portfolios. For example, will certain investments be sold? Will there be types of investments that the Funds have historically made that they will no longer make?

Response: The Registrants confirm that certain equity holdings in the existing Fund portfolios will be sold and the Funds will invest in new equities that are aligned with the Funds’ new investment strategies. Notably, under the Funds’ current investment strategies, the current sub-adviser only considers stocks for the Funds that have at least a 25-year history of paying dividends. The Funds’ new strategies will not contain this 25-year dividend requirement.

6.

Principal Investment Strategies: The Staff notes that the term “dividend” in a Fund’s name suggests a type of investment, triggering the requirement for a Fund to implement an investment policy to invest 80% of the Fund’s net assets in equity securities that pay dividends. Additionally, the Staff views the term “sustainable” to suggest a type of investment, requiring an 80% investment policy when used in a Fund’s name. Accordingly, please revise the corresponding sentence as follows:

“Under normal circumstances, the fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities that pay a dividend and possess a favorable sustainability profile.”

Response: The Registrants note that “dividend,” which the Registrants view as a strategy rather than a type of investment, will no longer be used in each Fund’s name following the change in sub-adviser and related changes. Assuming shareholder approval of Aegon Asset Management as the new sub-adviser to the Funds, the Funds will be renamed “Transamerica Sustainable Equity Income” and “Transamerica Aegon Sustainable Equity Income VP.” The Registrants note that each Fund’s 80% investment policy would be to invest, under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in equity securities.

The Registrants additionally note that for each Fund, the 80% investment policy is applied independently to the Fund’s portfolio and is separate from the sustainability analysis aspect of the investment strategies. The sub-adviser’s sustainability strategy is applied to potential Fund investments. Companies are defined into relative sustainability categories based on the sub-adviser’s sustainability analysis, and certain companies are eliminated as investment options based on the outcome of this analysis. The Funds have the ability to invest up to 20% of net assets outside of the 80% investment policy, but all investments by the Funds, except for cash and cash equivalents, will be subject to the sub-adviser’s sustainability assessment.

7.

Principal Investment Strategies: The Staff suggests that the paragraph discussing the types of dividend-paying stocks the sub-adviser seeks to invest in be moved to the second paragraph in each strategy section.

Response: The Registrants have made changes in response to the Staff’s comment.

8.

Principal Investment Strategies: Please revise the following sentence to describe which industries are determined to have a poor sustainability profile and are excluded from each Fund’s investment universe.

“A small range of industries with what are seen as having poor sustainability profiles are excluded by the sub-adviser from the investible universe at the start of the investment process.”

Response: The Registrants have made changes in response to the Staff’s comment.

9.

Principal Investment Strategies: Please disclose what “positive or favorable sustainability profile” means and more clearly describe the sustainability research and how it is used in the investment selection process. The Staff notes that more detailed disclosure about the selection process relating to sustainability factors should include, for example, criteria the sub-adviser uses in determining what issuers it considers to be a sustainable leader, improver or laggard and should include whether the sub-adviser makes these determinations by reference to, for example: a) a sustainability index, b) a third-party rating organization, c) a proprietary screen and the factors the screen applies, or d) a combination of the above methods. The Funds should also describe their due diligence practices in applying the screening criteria to portfolio companies (e.g., do they perform their own independent analysis of issuers, or do they rely exclusively on third-party screens).

Response: In response to the Staff’s comment, the Registrants have made revisions to each Fund’s principal investment strategies to further explain the sub-adviser’s definition of “positive or favorable sustainable profile” and how the sub-adviser determines each Fund’s investment universe.

10.	Principal Investment Strategies: Please further explain what is meant by the “Responsible Investment” team.

Response: The Registrants confirm that the Responsible Investment team is an internal group composed of employees of the sub-adviser and its affiliates. The Registrants have made changes in response to the Staff’s comment to clarify the reference.

11.

Principal Risks: Please consider including risk disclosure related to the Funds’ use of one or more third party data providers considering that the criteria used by such third-party providers can differ significantly.

Response: The Registrants notes that use of third party data providers is not a principal investment strategy of the Funds and therefore the Registrants believe related principal risk disclosure is not needed.

12.	Principal Risks: Please consider whether including a “Sustainability Investing” risk is appropriate for the Funds.

Response: The Registrants confirm “Sustainability Investing” is a principal risk for the Funds and notes that this principal risk was included in the Rule 485(a) filings.

13.	Principal Investment Strategies: Consider revising the sentence below as presented and further clarify whether an issuer that is classified as a “laggard” is excluded from inclusion in the Funds.

If classified as a “laggard” by the Responsible Investment team, the company is not eligible for inclusion in the fund~~, meaning the Responsible Investment team can veto any idea proposed by the investment team if they do not deem it to have a sufficiently positive sustainability profile~~.

Response: The Registrants confirm that companies classified by the sub-adviser as “laggards” are not eligible for inclusion in the Funds’ portfolios. The Registrants have made changes in response to the Staff’s comment.

14.	Principal Investment Strategies: Please revise the following disclosure to explain in plain English:

“The sub-adviser constructs a portfolio of individual stocks, selected on a bottom-up basis, using fundamental analysis. The fund will generally consist of 35 to 50 stocks with position sizes of 1% to 10% (10% maximum position weighting).”

Response: The Registrants have made changes in response to the Staff’s comment.

15.	Principal Investment Strategies: Please explain this sentence in plain English:

“The fund may also invest in index-traded futures to equitize cash.”

Response: The Registrants have made changes in response to the Staff’s comment.

16.	Principal Risks: Please revise the last sentence in the “Market” risk to clarify that the effects of the pandemic are global instead of specific to “countries directly affected.”

Response: The Staff’s comment has been noted and the Registrants will consider revising the disclosure in connection with their next annual update.

17.

Principal Investment Strategies/Principal Risks: Please consider that the anticipated portfolio turnover disclosure in the Funds’ principal investment strategy sections appears to be inconsistent with a strategy that has “Active Trading” as a principal risk. Please revise the disclosure accordingly.

Response: The Registrants believe the current disclosure is appropriate as the Funds are actively managed and may purchase and sell securities without regarding to the length of time held.

18.	Principal Risks: Please tailor the Item 4 “Derivatives” risk disclosure to indicate the derivatives instruments in which the Funds invest.

Response: The Staff’s comment has been noted and the Registrants will consider revising the disclosure in connection with their next annual update.

19.

Principal Investment Strategies/Principal Risks: The Staff notes that the Funds include “Liquidity” risk as a principal risk. As such, please specify the types of illiquid investments in which the Funds will invest. Additionally, with respect to the “Liquidity” risk disclosure that states “As a general matter, a reduction in the willingness or ability of dealers and other institutional investors to make markets in fixed income securities,” the Staff notes that there is no corresponding disclosure regarding fixed income securities in either Funds’ principal investment strategies. Please confirm that this disclosure remains appropriate for the Funds.

Response: The Registrants note that, while the Funds are not targeting particular types of illiquid investments, certain of the Funds’ investments may be illiquid at the time of investment or may become illiquid following investment by the Funds. The Registrants further confirm for the Staff that the Funds do not intend to invest to any significant extent in fixed income securities, and will consider revising the “Liquidity” risk in connection with their next annual update.

20.

Principal Investment Strategies/Principal Risks: To the extent that the Funds invest in leveraged ETFs, please revise the principal investment strategies sections accordingly. Additionally, please confirm that investments in leveraged ETFs are included in “Other expenses” in the fee table, or add a line item for “Acquired fund fees and expenses” in the fee table if such investments are over 0.01%.

Response: The Registrants confirm that the Funds do not invest in leveraged ETFs.

21.

Principal Investment Strategies/Principal Risks: As the Funds include “Natural Resource-Related Securities” as a principal risk, please revise the disclosure to reflect that investing in these securities is a principal investment strategy of the Funds, if applicable.

Response: The Registrants have removed “Natural Resource-Related Securities” as a principal risk.

22.	Principal Investment Strategies/Principal Risks: Please consider whether “Sustainability Investing” should be considered a key risk of the Funds and presented earlier in the Item 4 risk presentations.

Response: The Registrants have made changes consistent with the Staff’s comment.

23.

Principal Investment Strategies: The Staff notes the Item 4 and Item 9 disclosure should not be identical. Please consider revising the Item 9 sections titled “More on the Fund’s Strategies and Investments.”

Response: The Registrants have made certain revisions to the Funds’ principal investment strategies in response to other Staff comments, as indicated in this response letter. Similar revisions have been made to the Funds’ Item 9 strategy disclosure. The Registrants note that there are differences between the Item 4 and Item 9 strategy disclosures and believe the disclosures, with revisions, are appropriately placed and consistent with Form N-1A.

24.	More on Each Fund’s Strategies and Investments: Please disclose how the sub-adviser determines which securities to buy and sell. The Staff references Item 9(b)(2) of Form N-1A.

Response: The Registrants have added relevant disclosure in response to the Staff’s comment.

25.

More on the Fund’s Strategies and Investments: In the sections of the prospectuses titled “More on the Fund’s Strategies and Investments,” please revise or delete the lead-in sentence describing the disclosure as “additional information.” The Staff notes that Item 9 disclosure should complete the discussion of principal investment strategies included in Item 4, and should not offer additional or new information not otherwise addressed in general terms in Item 4 disclosure.

Response: The Staff’s comment is noted and the Registrants will consider making such a revision in connection with their next annual update.

26.

More on the Risks of Investing in the Fund: The Staff notes that “Absence of Regulation,” “Cash Management and Defensive Investing,” “Conflicts of Interest,” “Cybersecurity and Operations,” “Legal and Regulatory,” “Operational,” “Redemption,” “Regulatory,” “Securities Lending,” “Strategies and Styles” and “Tax” risks are not summarized in the Funds’ Item 4 Principal Risk sections. If these are not principal risks, please consider moving the disclosure to the Statement of Additional Information (See ADI 2019-08). Additionally, please revise the lead-in sentence in response to Item 9(c), as this section should describe all of the principal risks of investing in the Funds, not just “some of the risks.”

Response: The Registrants note that certain risks are not considered Principal Risks, but the Registrants believe such risks are appropriately included in the “More on Risks of Investing in the Fund” sections of the prospectuses. The Registrants also believe the lead-in to this section of the prospectuses is appropriate, and we respectfully decline the Staff’s related comment.

27.

More on the Risks of Investing in the Fund: The Staff notes that “index-traded futures” are the only type of derivatives discussed in the Funds’ principal investment strategies. Please revise the “Derivatives” risk so that the disclosure only contains derivative investments that are relevant to the Funds’ investment strategies.

Response: The Registrants note that the Funds will soon be included in a combined statutory prospectus, and therefore wish to maintain the broader “Derivatives” risk.

28.

More on the Risks of Investing in the Fund: Please update the “Market” risk disclosure as appropriate to reflect the UK’s withdrawal from the European Union earlier this year and consider whether this disclosure should be included in the Item 4 “Market” risk as well.

Response: The Staff’s comment is noted and the Registrants will consider making such a revision in connection with their next annual update.

29.	More on the Risks of Investing in the Fund: Please consider whether the language relating to ETF and MLP investments in the “Tax” risk is relevant to the Funds.

Response: The Registrants note that the Funds will soon be included in a combined statutory prospectus, and therefore wish to maintain the broader “Tax” risk.

30.	Selling Shares: Please disclose additional detail on whether an in-kind redemption would be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrants believe the current disclosure regarding redemptions in-kind contains sufficient detail. The Registrants further note for the Staff that additional disclosure regarding redemptions in-kind is included in the Statements of Additional Information.

31.

Features and Policies: Please consider moving the following sentence under the heading “Additional Information” to the “More on The Fund’s Strategies and Investments” section, as the Staff notes that this is required by Item 9(a) of Form N-1A:

“Each fund’s investment objective may be changed by the Board without shareholder approval.”

Response: The Staff’s comment is noted and the Registrants will consider making such a revision in connection with their next annual update.

32.

Features and Policies: Please consider revising the following disclosure under the heading “Additional Information” in the “Features and Policies” section of the prospectuses, as the Staff notes that rights conferred by federal or state securities laws cannot be waived:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred by federal or state securities laws ~~that may not be waived~~.”

Response: The Staff’s comment with respect to the phrase “that may not be waived” is noted and will be considered in connection with the next annual update.

SAI Comments:

33.

Cover Page: The Staff notes that consent from the independent registered public accountant is required for each Fund’s financial statement which is incorporated by reference into this registration statement. Please consider deleting the sentence on the cover page of the SAIs that incorporates the Annual Reports by reference if not applicable to the Funds.

Response: The Registrants note that the Funds will be included in a combined SAI that will have other series of the Registrants. Therefore, the reference to the Annual Reports is appropriate and the Registrants will include a consent from an independent registered public accountant in connection with the 485(b) filing.

34.

Additional Information about Fundamental Investment Policies: Please explain supplementally to the Staff the meaning of the following disclosure, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy.” The Staff requires further clarification beyond the example added referencing equity securities, fixed income securities and investment companies because an investment can be concentrated in an industry regardless of the examples provided. Please provide further explanation.

Response: With respect to the first sentence concerning no limits based solely on a particular issuer’s domicile, the Registrants believe the current disclosure is sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. For example, the Registrants would view Bayerische Motoren Werke (or “BMW”), a German car manufacturer, to be an issuer in the auto industry for purposes of the concentration policy. However, the Registrants would not view BMW to be categorized as issuer in the “German” or “Germany” industry.

With respect to the second sentence concerning types of investments not being considered an industry for purposes of each Registrant’s concentration policy, the disclosure is clarifying that a particular fund’s investment in a particular type of security (e.g., equities, fixed-income securities or other investment companies) will not on its own be considered an industry for purposes of the policy.

35.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “each fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The staff notes that funds need to consider holdings of “unaffiliated” investment companies as well.

Response: The Staff’s comment has been noted and the Registrants will consider revising the section in connection with their next annual update.

36.

Additional Information about Fundamental Investment Policies: Please revise the sentence, “The funds have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” The Funds should indicate their own policy as to securities issued by foreign governments with respect to calculating applicable concentration limits.

Response: The Staff’s comment has been noted and the Registrants will consider revising the section in connection with their next annual update.

37.	Non- Fundamental Policies: Please revise the following disclosure in accordance with Rule 22e-4 of the 1940 Act:

“No fund may purchase any ~~security~~ investment if, as a result, more than 15% of its net assets (5% of total assets with respect to Transamerica Government Money Market) would be invested in illiquid ~~securities~~ investments.”

Response: The Staff’s comment has been noted and the Registrants will consider revising the section in connection with their next annual update.

38.

Proxy Voting Policies and Procedures: Each Fund should disclose, where appropriate, how it will approach relevant sustainability and ESG proxy issues in the Proxy Voting Policy, or supplementally explain why the Registrants believe such disclosure is not required.

Response: The Registrants note that the sub-adviser’s proxy voting policies and procedures are used to determine how to vote proxies relating to securities held by the Funds, including proxies relating to sustainability and ESG issues.

39.	Investment Management and Other Services: Please include the business address of each Registrant’s independent public accounting firm.

Response: The Registrants have made changes in response to the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Senior Counsel
Transamerica Asset Management, Inc.

Appendix A

Transamerica Sustainable Equity Income

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:

	1 year	3 years	5 years	10 years
Class A	$646	$851	$1,072	$1,707
Class C	$289	$585	$1,006	$2,180
Class I	$75	$250	$444	$1,003
Class R1	$139	$434	$750	$1,646
Class R6	$74	$230	$401	$894
Class I2	$74	$230	$401	$894
Class T2	$395	$597	$815	$1,443

If the shares are not redeemed:

	1 year	3 years	5 years	10 years
Class A	$646	$851	$1,072	$1,707
Class C	$189	$585	$1,006	$2,180
Class I	$75	$250	$444	$1,003
Class R1	$139	$434	$750	$1,646
Class R6	$74	$230	$401	$894
Class I2	$74	$230	$401	$894
Class T2	$395	$597	$815	$1,443

Transamerica Aegon Sustainable Equity Income VP

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Initial Class	$69	$218	$379	$847
Service Class	$95	$296	$515	$1,143